SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of March, 2011

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
D-52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

DGAP-News: AIXTRON expecting further growth in 2011
- Successful market penetration of latest generation systems -
- Early demand for LED lighting production equipment continues -
- R&D capacity increases -

Aachen, Germany, March 1, 2011 - AIXTRON SE (ISIN DE000A0WMPJ6), a worldwide leading provider of deposition equipment to the semiconductor industry, delivered in 2010, for the third year in succession, the best operational performance in its history with EUR 783.8m of revenues and a 35% EBIT margin. Guidance for 2011 has been set at EUR 800-900m of revenues with an EBIT margin of circa 35%.

Key Financials

	2010	2009	+/-	2010	2009	+/-
(in EUR million)	FY	FY		Q4/	Q4/
Revenues	783.8	302.9	159%	224.7	117.9	91%
Gross profit	411.8	134.7	206%	117.3	55.5	111%
Gross margin	53%	44%	9 pp	52%	47%	5 pp
Operating result (EBIT)	275.5	62.7	339%	86.0	33.7	155%
EBIT margin	35%	21%	14 pp	38%	29%	9 pp
Net result	192.5	44.8	330%	61.6	24.4	152%
Net result margin	25%	15%	10 pp	27%	21%	6 pp
Net result per share - basic	1.93	0.49	294%	0.62	0.26	138%
Net result per share - diluted (EUR)	1.89	0.48	294%	0.60	0.26	131%
Dividend proposal/dividend per share (EUR)	0.60	0.15	300%
Equipment Order Intake (EUR)	748.3	370.1	102%	204.0	163.3	25%
Equipment Order Backlog (end of period)	274.8*	203.8	35%	274.8*	203.8	35%

*) revalued on January 1, 2011 to EUR 302.3m at 1.35 USD/EUR

Financial Highlights
In fiscal year 2010, AIXTRON's revenues were slightly higher than previously guided, at EUR 783.8m, which is over two and a half times more than the 2009 total revenue figure of EUR 302.9m. The Company's gross profit increased by 206% to EUR 411.8m in 2010, more than tripling the 2009 figure of EUR 134.7m, in line with higher revenues and a lower cost of sales percentage, resulting in a nine percentage points higher gross margin of 53% (2009: 44%). The operating result significantly increased by 339% from EUR 62.7m in 2009 to EUR 275.5m in 2010, with a 14 percentage points higher EBIT margin of 35% (2009: 21%).

Net income came in at EUR 192.5m, an increase of 330% over the 2009 figure of EUR 44.8m and results in basic earnings per share of EUR 1.93 for the full year 2010 (2009: EUR 0.49). As with revenue development; equipment order intake significantly increased in 2010 and was 102% up year on year, at EUR 748.3m (2009: EUR 370.1m). Over the four quarters of the year, orders slightly, but steadily increased to EUR 204.0 in Q4/2010.

Latest generation systems made up 55% of those Q4 orders. The total equipment order backlog of EUR 274.8m at December 31, 2010 was 35% higher than at the same point in time in 2009 with EUR 203.8m. Dividend proposal The Executive Board and Supervisory Board will propose to AIXTRON's Annual Shareholders' Meeting in May 2011 to pay a dividend of EUR 0.60 per share, which is four times the dividend figure paid out in 2010. This would result in a dividend payout of EUR 60.7m to shareholders and a pay-out ratio of 31.5% based on the group net income.

Management Review
Paul Hyland, President & Chief Executive Officer at AIXTRON, comments: 'I think we can afford to very briefly enjoy this moment and have good reason to be proud of this remarkable result with revenues, in USD-terms, of more than one billion. What we saw in 2010, was not only a continuation of the market driven demand for LEDs for TV backlighting, but also an increased effect of government sponsored demand and some early encouraging investments by customers beginning to position themselves for the emerging LED lighting market.

The market we serve today has clearly been transformed from one small technical niche market into two significantly larger and sustainable mass markets; namely consumer electronics and utility lighting. In a very short period of time, the industry has found that essential 'critical mass'.

The foundation of our success in the past has been our commitment to innovative Research and Development and focused market-led Engineering, and these are exactly the same qualities that are required to compete in the bigger and more dynamic markets we will be serving in the future. The substantial R&D investments we are making today are a reflection of our commitment to deliver increasingly customer focused solutions for that future.'

Outlook
AIXTRON entered the year with a very solid opening order backlog of EUR 302.3m (revalued from EUR 274.8m at USD 1.35/EUR as of January 1, 2011), all shippable in 2011. AIXTRON Management believes that, with this foundation, AIXTRON can deliver total revenues of EUR 800-900m and an EBIT margin of around 35% in fiscal year 2011.

Financial Tables
Our 2010 full year results presentation as well as all consolidated financial statements (statement of financial position, income statement, cash flow statement, statement of changes in equity) relating to this press release are available at http://www.aixtron.com, section 'Investors/Reports/Presentations', as part of AIXTRON's Annual Report for the full year 2010.

Investor Conference Call
AIXTRON will host a financial analyst and investor conference call on Tuesday, March 1, 2011, 3:00 p.m. CET (6:00 a.m. PST, 09:00 a.m. EST) to review the full year 2010 results.

From 2:45 p.m. CET (5:45 a.m. PST, 8:45 a.m. EST) you may dial in to the call at +49 (69) 247501-899 or +1 (212) 444-0297. A conference call audio replay or a transcript of the conference call will be available at http://www.aixtron.com, section 'Investors/Reports/Presentations', following the conference call.

Contact:
Guido Pickert
Investor Relations and Corporate Communications:
T: +49-241-8909-444
F: +49-241-8909-445
invest@aixtron.com

For further information on AIXTRON SE (FSE: AIXA, ISIN DE000A0WMPJ6;
NASDAQ: AIXG, ISIN US0096061041) please consult our website at:
www.aixtron.com.

Forward-Looking Statements

This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate', and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Contact:
Investor Relations and Corporate Communications
AIXTRON SE, Kaiserstr. 98, 52134 Herzogenrath, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AIXTRON SE

Date:	March 1, 2011	By:	/s/ Paul Hyland
			Name:	Paul Hyland
			Title:	President and CEO

		By:	/s/ Wolfgang Breme
			Name:	Wolfgang Breme
			Title:	CFO